Exhibit 99.1

Xiao-I Launches Pioneering Generative AI Model

China’s Own ChatGPT Language Model for Various Industries

SHANGHAI, China, June 29, 2023 (GLOBE NEWSWIRE) -- Xiao-I Corporation (Nasdaq: AIXI) (“Xiao-I” or the “Company”), a leading cognitive artificial intelligence (“AI”) enterprise in China, today announced the launch of its advanced large language model, Hua Zang (华藏). The model, analogous to an operating system, is built on Xiao-I’s robust platform capabilities and designed to empower various industries.

Key Features of Xiao-I’s Large Language Model:

●	Controllable: The model ensures control in aspects of ideology, laws and regulations, algorithm capabilities, cultural values, and ethics, including data security and content output at the national and enterprise levels.

●	Customizable: The model can be customized to specific customer needs, including model customization, content customization, component customization, and scenario customization.

●	Deliverable: The model is characterized by its industry applications with low computing costs, low deployment costs, and low training costs.

Xiao-I’s large language model has five distinguishing features. The model exhibits extensive capabilities in natural language processing, enabling it to comprehend and generate complex textual content. Moreover, it seamlessly integrates with information services, facilitating various practical applications such as data querying, analysis, and summarization. Central to the model’s innovation is the proprietary iLifeLong Learning (iL3) methodology, which fosters continuous knowledge augmentation and improvement. The model further extends its capabilities horizontally, through intelligent enhancement, to expand its potential applications. In addition, the introduction of the Linear Framework allows for rapid and flexible personalization, underlining Xiao-I’s commitment to creating adaptable, cutting-edge AI solutions.

Xiao-I’s large language model, developed by a dedicated team of roughly 200 engineers using proprietary algorithms, leverages data that has been independently collected, acquired, and aggregated by Xiao-I. This data has been meticulously cleaned and processed to guarantee its security. This model has an extensive range of applications spanning sectors such as financial services, government, healthcare, construction, energy, telecommunications, education, e-commerce, logistics, travel and tourism, media, manufacturing, automotive, pharmaceuticals, judiciary, retail, among others, underscoring its versatility and broad industry impact.

Mr. Hui Yuan, Chairman and CEO of Xiao-I, expressed, “The unveiling of our large language model marks a substantial shift in China’s AI landscape. For two decades, Xiao-I has been at the forefront of cognitive intelligence, handling a multitude of commercial cases and amassing a wealth of industry knowledge. Our large language model serves as a catalyst for our vision to establish China’s version of ChatGPT, deeply embedding our technology in various sectors and fostering a symbiotic relationship with the AI ecosystem.

In terms of future growth, we set our sights on diversifying our model to construct a vibrant ecosystem in the next quarter. Moreover, we target to extend our full language capabilities to cater to the international markets within the first half of the year. Our audacious one-year plan involves making the platform open-source to stir up traditional business practices and fuel the global ecosystem. This evolutionary leap positions us uniquely to transform business operations, inspire innovation, and sustain our growth in the future.”

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Ms. Sarah Gu

Phone: +1 5713269722

Email: ir@xiaoi.com